Filed Pursuant to Rule 424(b)(3)
File No. 333-227936

Point NewCo Inc.

On August 27, 2018, CytoDyn Inc. (“CytoDyn”) entered into a definitive agreement providing for the acquisition of certain assets of ProstaGene, LLC (“ProstaGene”). Under the agreement, CytoDyn agreed to engage in a holding company reorganization in which a newly formed company, presently named Point NewCo, Inc. (“NewCo”), would become CytoDyn’s parent company. In the reorganization transaction, (i) CytoDyn common shares, par value $0.001 per share (“CytoDyn Common Stock”), will be converted on a 1:1 basis into NewCo common shares, par value $0.001 per share (“NewCo Common Stock”), (ii) CytoDyn Series B Convertible Preferred shares, par value $0.001 per share (“CytoDyn Series B Preferred Stock”) will be converted on a 1:1 basis into NewCo Series B Convertible Preferred shares, par value $0.001 per share (“NewCo Series B Preferred Stock”), and (iii) all warrants to purchase shares of CytoDyn Common Stock (“CytoDyn Warrants” and, together with CytoDyn Common Stock and CytoDyn Series B Preferred Stock, the “CytoDyn Capital Stock”) will be converted into the equivalent right to purchase shares of NewCo Common Stock (“NewCo Warrants” and, together with NewCo Common Stock and NewCo Series B Preferred Stock, the “NewCo Capital Stock”). All of the rights and preferences of the NewCo Capital Stock will be the same as the rights and preferences of the CytoDyn Capital Stock. The NewCo officers will be the same as the CytoDyn officers and NewCo’s governance documents will be the same as those of CytoDyn. NewCo’s directors will be the same as CytoDyn’s directors, except that, as a condition to NewCo’s obligation to close the ProstaGene acquisition, NewCo’s board of directors will be expanded by one and will include Dr. Richard G. Pestell, the founder and principal equity holder of ProstaGene. NewCo will become the successor to CytoDyn for all purposes, including under applicable securities laws.

NewCo is sending this document to all CytoDyn shareholders and warrant holders in connection with the holding company reorganization. The board of directors of CytoDyn has approved the acquisition of ProstaGene’s assets and the holding company reorganization. No shareholder action is required. Shares of NewCo Common Stock will be listed on the OTCQB and trade under the symbol “CYDY,” the same trading symbol that shares of CytoDyn Common Stock currently trade. The shares of NewCo Series B Preferred Stock will not be listed on any national securities exchange or any automated dealer quotation system.

At November 15, 2018, there were (i) 260,571,949 shares of CytoDyn Common Stock outstanding, (ii) 92,100 shares of CytoDyn Series B Preferred outstanding, and (iii) warrants exercisable for 138,537,363 shares of CytoDyn Common Stock. If the transactions are completed, certificates representing CytoDyn Common Stock and CytoDyn Series B Preferred Stock will, without any action by stockholders, represent the equivalent NewCo security, and any warrant to purchase CytoDyn Common Stock will automatically represent the right to purchase the equivalent number of shares of NewCo Common Stock.

The completion of the holding company reorganization is subject to the satisfaction of various conditions, which are described under “Terms of the Transaction—Terms of the Transaction Agreement—Conditions to Consummation of the Transaction Agreement” on page 4 of this document. Subject to the satisfaction or, if applicable, waiver of the conditions, NewCo expects the holding company reorganization to be completed in the fourth quarter of calendar 2018.

Please see “Risk Factors” in the reports incorporated herein by reference for a discussion of certain factors you should consider in connection with your investment in NewCo common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this document is November 16, 2018.

Until February 14, 2019, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus incorporates by reference important business and financial information about NewCo that is not included in or delivered with this prospectus. You may obtain documents incorporated by reference into this prospectus at no cost by writing or telephoning us at the following address:

Point NewCo Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Attention: Secretary

Telephone: (360) 980-8524

For a more detailed discussion about the information about us that is incorporated by reference into this prospectus, see “Where You Can Find More Information” and “Incorporation by Reference.”

SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this document and does not contain all of the information that may be important to you. You should carefully read the entire document, including the “Risk Factors” section, included or incorporated by reference herein.

The term “NewCo” refers solely to Point NewCo Inc., the registrant and the issuer of the securities to which this document relates. NewCo will be renamed CytoDyn Inc. after the transactions to which this document relates.

The term “CytoDyn” refers to our current public company parent, CytoDyn Inc., individually or collectively with its subsidiaries, as the context may require. After the completion of the transactions to which this document relates, CytoDyn will be renamed as “CytoDyn Operations Inc.”

When we use the terms “the Company,” “NewCo,” “we,” “us” and “our,” we are referring to NewCo, together with CytoDyn.

The term “ProstaGene” refers to ProstaGene, LLC.

The Companies

CytoDyn

CytoDyn Inc., a Delaware corporation, is a clinical-stage biotechnology company focused on the clinical development and potential commercialization of a novel humanized monoclonal antibody for multiple therapeutic indications, including HIV infection. Its lead product candidate, PRO 140, belongs to a class of HIV therapies known as entry inhibitors that block HIV from entering into and infecting certain cells. Upon closing of the Transaction Agreement and the Holding Company Reorganization (as defined below), CytoDyn will be renamed “CytoDyn Operations Inc.”

CytoDyn’s principal offices are located at 1111 Main Street, Suite 660, Vancouver, Washington 98660, and its telephone number is (360) 980-8524.

NewCo

NewCo, a Delaware corporation, is a direct, wholly owned subsidiary of CytoDyn, formed solely to effect the Holding Company Reorganization (as defined below) and has not conducted any business. Pursuant to the Transaction Agreement and the Holding Company Reorganization, NewCo will become the parent company of CytoDyn. Upon the closing of the Transaction Agreement and the Holding Company Reorganization (as defined below), NewCo will be renamed “CytoDyn Inc.”

NewCo’s principal offices are located at 1111 Main Street, Suite 660, Vancouver, Washington 98660, and its telephone number is (360) 980-8524.

Merger Sub

Point Merger Sub Inc., a Delaware corporation (“MergerSub”), is a wholly owned subsidiary of NewCo formed solely to effect the Holding Company Reorganization (as defined below) and has not conducted and will not conduct any business during any period of its existence, other than for purposes of effecting the Transactions (as defined below). Pursuant to the Transaction Agreement, Merger Sub will merge into CytoDyn, with CytoDyn continuing as the surviving corporation and a wholly owned subsidiary of NewCo (the “Holding Company Reorganization”).

Merger Sub’s principal offices are located at 1111 Main Street, Suite 660, Vancouver, Washington 98660, and its telephone number is (360) 980-8524.

ProstaGene

ProstaGene, LLC, a Delaware limited liability company, is an early stage biotechnology company that is developing technology that integrates proprietary molecular diagnostics with novel therapeutic screening in order to develop novel treatments for cancer.

ProstaGene’s principal offices are located at 100 Lancaster Avenue, Room 133, Wynnewood, Pennsylvania 19096, and its telephone number is (267) 402-0545.

The Transactions

On August 28, 2018, CytoDyn announced that it had entered into a definitive agreement (the “Transaction Agreement”) with NewCo, Merger Sub, Dr. Richard G. Pestell (“Dr. Pestell”), and ProstaGene providing for the acquisition of certain assets and the assumption of certain liabilities of ProstaGene associated with research and development regarding (i) the use of a gene signature in the diagnosis and prognosis of prostate cancer and (ii) CCR5 receptor function in the treatment of metastatic cancer using anti-CCR5 agents either alone or together with non-CCR5 agents (the “Acquisition”).

In connection with the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), CytoDyn will effect the Holding Company Reorganization by merging Merger Sub into CytoDyn, with CytoDyn surviving as a wholly owned subsidiary of NewCo.

In connection with the Holding Company Reorganization, each share of (i) CytoDyn Common Stock, (ii) CytoDyn Series B Preferred, and (iii) all outstanding warrants to purchase shares of CytoDyn Common Stock will be converted automatically, on a share-for-share basis, into the equivalent number of shares of NewCo Common Stock, NewCo Series B Preferred and warrants to purchase the equivalent number of shares of NewCo Common Stock, as the case may be. All shares of NewCo Common Stock, NewCo Series B Preferred Stock and all warrants to purchase shares of NewCo Common Stock will have the same rights and preferences as the equivalent share of CytoDyn Common Stock, CytoDyn Series B Preferred Stock and warrants to purchase shares of CytoDyn Common Stock.

Immediately after the effective time of the Holding Company Reorganization, the Acquisition will be consummated and NewCo will issue to ProstaGene for distribution to its members in exchange for certain assets and liabilities of ProstaGene an aggregate of 27,000,000 shares of NewCo Common Stock.

In addition, immediately after the effective time of the Acquisition, NewCo will transfer the assets and liabilities acquired in the Acquisition to CytoDyn in exchange for additional stock of CytoDyn, NewCo will increase the size of its board of directors by one position and appoint Dr. Pestell as a director of NewCo.

Shareholder Approval Not Required

The Holding Company Reorganization and the Acquisition do not require the approval of CytoDyn shareholders.

Conditions to Completion of the Transactions

The completion of the Transactions depends upon the satisfaction or waiver of a number of conditions which are described in more detail later in this document, including, among other things:

•	the absence of any legal prohibition on completion of the Transactions;

•	the effectiveness of the registration statement of which this prospectus is a part;

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the material accuracy, as of the closing, of the representations and warranties made by the parties in the Transaction Agreement and the material compliance by the parties with their respective obligations under the Transaction Agreement;

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the absence of any change since the date of the Transaction Agreement that would reasonably be expected to have a material adverse effect, subject to certain exceptions, with respect to either CytoDyn, NewCo or ProstaGene, as applicable;

•	the receipt of an opinion of counsel regarding certain tax matters; and

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the execution by Dr. Pestell of certain agreements relating to his employment as Chief Medical Officer and the issuance and restriction of securities to Dr. Pestell as described in the Transaction Agreement and elsewhere in this prospectus.

Appraisal Rights

Under Delaware law, the CytoDyn shareholders do not have appraisal rights in connection with the Acquisition or the Holding Company Reorganization.

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Transactions” below, the exchange by U.S. holders of (i) CytoDyn Common Stock, (ii) CytoDyn Series B Preferred and (iii) all outstanding warrants to purchase shares of CytoDyn Common Stock for, on a share-for-share basis, the equivalent number of shares of NewCo Common Stock, NewCo Series B Preferred and warrants to purchase the equivalent number of shares of NewCo Common Stock, as the case may be, pursuant to the Holding Company Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and, taken together with the NewCo Issuance, an exchange to which Section 351 of the Code applies. No gain or loss will be recognized by CytoDyn shareholders as a result of such exchange. In addition, no gain or loss will be recognized by CytoDyn or NewCo as a result of the issuance of shares of NewCo Capital Stock in connection with the Holding Company Reorganization. You should consult your tax advisor to fully understand the tax consequences of the Transactions to you.

RISK FACTORS

You should carefully consider the risks associated with the business of CytoDyn that are included in the CytoDyn Annual Report on Form 10-K for the fiscal year ended May 31, 2018, as supplemented by the Quarterly Report on Form 10-Q for the fiscal period ended August 31, 2018, which are incorporated by reference into this document. See “Where You Can Find More Information,” on page 26 of this document.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict, including statements regarding our current and proposed trials and studies and their enrollment, results, costs and completion. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in or expressed by such statements. In evaluating all such statements, we urge you to specifically consider the various risk factors identified in this prospectus, including the statements set forth in the sections titled “Risk Factors” or elsewhere in this prospectus and in the documents incorporated or deemed incorporated herein by reference, any of which could cause actual results to differ materially from those indicated by our forward-looking statements.

Our forward-looking statements reflect our current views with respect to future events and are based on currently available financial, economic, scientific, and competitive data and information on current business plans. You should not place undue reliance on our forward-looking statements, which are subject to risks and uncertainties relating to, among other things: (i) the sufficiency of our cash position and our ongoing ability to raise additional capital to fund our operations, (ii) our ability to complete our Phase2b/3 pivotal combination therapy trial for PRO 140 (CD02) and to meet the requirements of the U.S. Food and Drug Administration (“FDA”) with respect to safety and efficacy to support the filing of a Biologics License Application, (iii) our ability to meet our debt obligations, if any, (iv) our ability to identify patients to enroll in our clinical trials in a timely fashion, (v) our ability to achieve approval of a marketable product, (vi) design, implementation and conduct of clinical trials, (vii) the results of our clinical trials, including the possibility of unfavorable clinical trial results, (viii) the market for, and marketability of, any product that is approved, (ix) the existence or development of vaccines, drugs, or other treatments for infection with the Human Immunodeficiency Virus (“HIV”) that are viewed by medical professionals or patients as superior to our products, (x) regulatory initiatives, compliance with governmental regulations and the regulatory approval process, (xi) general economic and business conditions, (xii) changes in foreign, political, and social conditions, (xiii) the specific risk factors discussed under the heading “Risk Factors” below, (xiv) our ability to close the Acquisition and/or the Holding Company Reorganization, and (xv) various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties develop, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated by our forward-looking statements.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), to the extent applicable. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you upon the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

TERMS OF THE TRANSACTIONS

General

The following summary describes the material provisions of the Transaction Agreement and is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The provisions of the Transaction Agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the Transaction Agreement that is important to you. We encourage you to read the agreement carefully in its entirety for a more complete understanding of the Transaction Agreement.

The Transaction Agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of such agreement and are not intended to modify or supplement any factual disclosures about CytoDyn or NewCo in our public reports filed with the SEC. In particular, the Transaction Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to CytoDyn, NewCo or ProstaGene. The representations and warranties contained in the Transaction Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Transactions if the representations and warranties of the other party prove to be untrue due to a change of circumstances or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to public disclosures.

References to “ProstaGene Assets” are to the assets of ProstaGene to be transferred to CytoDyn pursuant to the Transaction Agreement.

Terms of the Transaction Agreement

The Holding Company Reorganization

In connection with the Holding Company Reorganization, CytoDyn has formed NewCo, and NewCo has formed Merger Sub. Upon the satisfaction or waiver of the conditions to the Holding Company Reorganization and the Acquisition specified in the Transaction Agreement, at the effective time of the merger, Merger Sub will merge with and into CytoDyn, with CytoDyn as the surviving entity. As a result of the Holding Company Reorganization, CytoDyn will, by operation of law, become a wholly owned subsidiary of NewCo. The merger will have the effects set forth in the Transaction Agreement and in the applicable provisions of Delaware law. At the effective time of the merger, all the assets, and the rights, privileges, immunities, powers, franchises and authority, of Merger Sub and CytoDyn will vest in CytoDyn, and all obligations and liabilities of Merger Sub and CytoDyn will become the obligations and liabilities of CytoDyn.

Closing and Effective Time of the Merger

Unless CytoDyn and ProstaGene mutually agree in writing on another time, the closing of the Acquisition will take place five days after the date upon which all closing conditions have been satisfied.

On the closing date of the Holding Company Reorganization, CytoDyn and Merger Sub will file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law. The merger will become effective at the time specified in the certificate of merger.

Directors and Officers of NewCo

The directors and officers of NewCo immediately after consummation of the Holding Company Reorganization will be the same as the directors and officers of CytoDyn immediately prior to consummation of the Holding Company Reorganization, except that immediately following the closing of the Holding Company Reorganization, NewCo will appoint Dr. Pestell to its board of directors and name Dr. Pestell as Chief Medical Officer. See the section entitled “—Board Representation Following the Closing” in this document for more information.

Directors and Officers of the Surviving Entity

The directors and officers of CytoDyn immediately after consummation of the Holding Company Reorganization are expected to be the same as the directors and officers of Merger Sub immediately prior to consummation of the Holding Company Reorganization.

Certificate of Incorporation and Bylaws of NewCo

Upon consummation of the Holding Company Reorganization, the certificate of incorporation and bylaws of NewCo will be the same as the certificate of incorporation and bylaws of CytoDyn immediately prior to consummation of the Holding Company Reorganization.

Certificate of Incorporation and Bylaws of the Surviving Entity

Upon consummation of the Holding Company Reorganization, the certificate of incorporation and bylaws of CytoDyn, the surviving entity of the merger and a wholly-owned subsidiary of NewCo following the Merger, will be the same as the certificate of incorporation and bylaws of CytoDyn immediately prior to consummation of the Holding Company Reorganization, except that CytoDyn will be renamed “CytoDyn Operations Inc.” and NewCo will be renamed “CytoDyn Inc.”, the aggregate number of authorized shares of stock will be reduced to 10,000 common shares and certain provisions will be added as required by Delaware law.

Holding Company Reorganization Consideration

At the effective time of the Holding Company Reorganization, each share of CytoDyn Common Stock outstanding immediately prior to consummation of the Holding Company Reorganization will be converted automatically into the right to receive one share of NewCo Common Stock, which shares of NewCo Common Stock will have the same rights, designations, powers and privileges as a current share of CytoDyn Common Stock. The shares of NewCo Common Stock will be listed on OTCQB and will trade under CytoDyn’s current ticker symbol “CYDY.”

Each share of CytoDyn Series B Preferred Stock outstanding immediately prior to the consummation of the Holding Company Reorganization shall be converted automatically into the right to receive one validly issued, fully paid and nonassessable share of NewCo Series B Preferred Stock, having the same designations, rights, powers and preferences, and the same qualifications, limitations and restrictions, as the shares of CytoDyn Series B Preferred Stock being so converted. The NewCo Series B Preferred Stock will not be listed for trading on any exchange.

Until surrendered for transfer or exchange in the ordinary course, each outstanding certificate that, immediately prior to the effective time of the Holding Company Reorganization, evidenced any class or series of CytoDyn Capital Stock will be deemed and treated for all purposes to evidence the ownership of the same number of shares of the corresponding class or series of NewCo Capital Stock. In addition, each outstanding book-entry share that, immediately prior to the effective time of the Holding Company Reorganization, evidenced a class or series of CytoDyn Capital Stock will be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of the corresponding class or series of NewCo Capital Stock.

The Transaction Agreement provides that, upon consummation of the Holding Company Reorganization:

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each unexercised and unexpired stock option then outstanding under any equity compensation plan of CytoDyn, whether or not then exercisable, will cease to represent a right to acquire shares of CytoDyn Common Stock and will be converted automatically into a right to acquire the same number of shares of NewCo Common Stock, on the same terms and conditions as were applicable under such CytoDyn stock option; and

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each CytoDyn Warrant that is not exercised prior to the effective time of the Holding Company Reorganization shall be converted automatically into a warrant to purchase an identical number of shares of NewCo Common Stock, on the same terms and conditions as applied to such warrant immediately prior to the effective time of the Holding Company Reorganization (it being understood by warrant holders that the Holding Company Reorganization will not constitute a “Fundamental Transaction” for purposes of any warrant).

Following the effective time of the merger, CytoDyn will assign to NewCo all obligations of CytoDyn under CytoDyn’s equity compensation plans and each stock option agreement, restricted stock award agreement, restricted stock unit award agreement and any similar agreement entered into pursuant to such equity compensation plans. In addition, all obligations of CytoDyn under any existing employment agreements will be assigned to NewCo.

The ProstaGene Asset Acquisition

Immediately after the effective time of the Holding Company Reorganization:

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ProstaGene will sell to NewCo, and NewCo will purchase from ProstaGene, substantially all of the assets of ProstaGene identified in the schedules to the Transaction Agreement consisting primarily of intellectual property and intellectual property rights, free and clear of all liens, claims, charges, mortgages, pledges, security interests, equities, restrictions or other encumbrances; and

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ProstaGene will assign to NewCo, and NewCo will assume from ProstaGene the liabilities and obligations expressly set forth in the schedules to the Transaction Agreement, with such assignment and assumption evidenced by an Assignment and Assumption Agreement delivered by each of NewCo. and ProstaGene.

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NewCo will transfer to CytoDyn the acquired assets of ProstaGene, and NewCo will assign to CytoDyn all of the assumed liabilities and obligations of ProstaGene in exchange for additional stock of CytoDyn.

Consideration for the Acquisition

In consideration for substantially all of ProstaGene’s assets, NewCo will issue to ProstaGene, for distribution to its members an aggregate of 27,000,000 shares of NewCo Common Stock.

Shareholder Approval Not Required

The Acquisition does not require the approval of CytoDyn’s shareholders.

Appraisal Rights

Under applicable Delaware law, none of CytoDyn’s shareholders will have appraisal rights in connection with the Transactions.

Representations and Warranties

The Transaction Agreement contains a number of representations and warranties made by CytoDyn, NewCo and Merger Sub that are customary for transactions of this type and that are subject in some cases to exceptions and qualifications, including exceptions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect. The representations and warranties of CytoDyn, NewCo and Merger Sub in the Transaction Agreement relate to, among other things:

•	organization, good standing and qualification to conduct their respective businesses;

•	due authorization and the enforceability of the Transaction Agreement;

•	absence of conflicts;

•	required filings and approvals;

•	issuance of shares and exemption from registration under the Securities Act;

•	capital structure and equity securities;

•	fees and expenses of brokers;

•	tax matters and tax treatment; and

•	the absence of any other representations.

The Transaction Agreement also contains a number of representations and warranties made by ProstaGene and Dr. Pestell that are customary for transactions of this type and that are subject in some cases to exceptions and qualifications, including materiality qualifications. ProstaGene and Dr. Pestell’s representations and warranties in the Transaction Agreement relate to, among other things:

•	organization and good standing;

•	due authorization and the enforceability of the Transaction Agreement;

•	absence of conflicts;

•	absence of any material adverse events that would affect the operations, earnings, assets, condition or results of operation related to ProstaGene and its assets;

•	required filings and approvals;

•	its purpose for acquiring the NewCo common shares;

•	its status as an “accredited investor” and capability of evaluating the prospective investment in NewCo’s common shares;

•	absence of brokers’ fees and expenses;

•	title and sufficiency of assets;

•	intellectual property;

•	absence of litigation;

•	absence of employees;

•	regulatory matters;

•	environmental issues;

•	tax treatment; and

•	the absence of any other representations.

Conduct of the Business of ProstaGene Prior to Closing

Pursuant to the Transaction Agreement, ProstaGene has covenanted to, among other things:

•	maintain the corporate existence of ProstaGene;

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conduct the business of ProstaGene in the same manner as conducted prior to the signing of the Transaction Agreement, including by continuing performance of all ongoing clinical and other studies related to the assets purchased in the Acquisition, and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with ProstaGene in connection with certain of its products;

•	not institute any new methods of product development, purchase, sale, lease, management, accounting or operation other than minor changes consistent with prudent business practice;

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maintain the books, records and accounts of ProstaGene consistent with past practices, file, on a timely basis, with the appropriate governmental authorities all tax returns required to be filed and pay all taxes due prior to the closing date and maintain, preserve and protect all of the purchased assets in the condition in which they exist on the date of the Transaction Agreement, except for ordinary wear and tear;

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not modify, amend, terminate, or renew any existing contract, or enter into any new contract, except as consented to by CytoDyn in writing, or waive, release or assign any right or claim, in each case to the extent that such waiver, release or assignment relates to the purchased assets;

•	notify CytoDyn of any event or occurrence not in the ordinary course of business and not enter into any commitment or transaction outside of the ordinary course of business;

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not permit any insurance policy or binder pertaining to its business to be canceled or terminated without notice to and prior consent of CytoDyn, except policies that are replaced without diminution or gaps in coverage;

•	not settle any pending litigation or claim relating to the purchased assets;

•	not institute any bankruptcy, insolvency, or similar proceedings that would affect its business or the purchased assets;

•	not take any action that is inconsistent with the transactions contemplated by the Transaction Agreement;

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not take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions to the closing of the Transaction Agreement not being satisfied, or that would make any representation or warranty of ProstaGene contained in the Transaction Agreement untrue, misleading or false in any respect at, or as of any time prior to, the closing date, or that would materially impair the ability of ProstaGene to consummate the closing in accordance with the terms of the Transaction Agreement or materially delay such consummation;

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not take any action (or omit to take any action) that would have or reasonably be expected to result in, individually or in the aggregate, a material adverse effect on ProstaGene or any of the assets purchased in the Acquisition;

•	except as consented to by CytoDyn, not hire or enter into any new contractual relationship with any employee or potential employee;

•	operate its business in compliance with all laws;

•	preserve and protect all permits and all intellectual property rights pertaining to its business;

•	not assume, incur or guarantee any indebtedness or modify the terms of any existing indebtedness, and not mortgage, pledge or permit to become subject to encumbrances any purchased assets;

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not make any loans, advances or capital contributions to, or investments in, any person, and not cancel and debts or waive any claims or rights of substantial value related to, or in connection with, its business;

•	not make any capital expenditure, or commit to make any capital expenditure, or acquire any assets, properties or rights;

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not, without the prior consent of CytoDyn, make any filings or registrations related to its business, with any governmental authority, except routine filings and registrations made in the ordinary course of business; and

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not enter into any agreement, contract, commitment or arrangement to do anything prohibited pursuant to the Transaction Agreement and not authorize, recommend, propose or announce an intention to do anything prohibited pursuant to the Transaction Agreement.

Indemnification

The Transaction Agreement provides for customary indemnification by NewCo and CytoDyn, on the one hand, and ProstaGene and Dr. Pestell, on the other hand, in favor of the other parties in respect of the breaches of representations, warranties and covenants by such indemnifying party under the Transaction Agreement.

Board Representation Following the Closing

At the closing of the Transactions, the number of members of the NewCo board of directors will be increased by one, and Dr. Pestell will be appointed to NewCo’s board of directors.

Certain Tax Matters

ProstaGene and CytoDyn agreed to treat, for all U.S. federal income tax purposes, the Holding Company Reorganization and the NewCo Issuance as an “exchange” within the meaning of Section 351 of the Code. Each of ProstaGene and CytoDyn have agreed to use their reasonable best efforts to obtain an opinion of either party’s counsel at the closing of the Transactions to the effect that for U.S. federal income tax purposes the exchanges that occur pursuant to the Holding Company Reorganization and the NewCo Issuance, taken together, will constitute exchanges described in Section 351 of the Code.

Conditions to Consummation of the Transaction Agreement

The respective obligations of ProstaGene and Dr. Pestell are subject to the following conditions (any of which may be waived by ProstaGene:

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The representations and warranties made by CytoDyn, NewCo and Merger Sub, as the case may be, shall be true and correct on the date of the Transaction Agreement and on the closing date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; and each of CytoDyn, NewCo and Merger Sub shall have performed and complied with all agreements, covenants and conditions required by the Transaction Agreement to be performed and complied with by it prior to the closing date; and ProstaGene shall have received a certificate, in a form reasonably satisfactory to Seller, signed on behalf of the Company by an authorized officer of the Company to such effect.

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All consents from third parties and governmental authorities required to consummate the transactions contemplated by the Transaction Agreement or which, either individually or in the aggregate, if not obtained, would cause an adverse effect on the financial condition or business of CytoDyn, NewCo or Merger Sub shall have been obtained and delivered to ProstaGene.

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No action, suit or proceeding before any court or any governmental authority or regulatory authority shall have been commenced or threatened, and no investigation by any governmental authority or regulatory authority shall have been commenced or threatened against CytoDyn, NewCo, Merger Sub or any of its principals, officers or managers seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

•	CytoDyn, NewCo, and Merger Sub, as the case may be, shall have executed and delivered to ProstaGene all required ancillary agreements, including an Escrow Agreement.

•

ProstaGene shall have received an opinion of counsel, dated as of the closing date, to the effect that it is more likely than not that (i) the transfers of the purchased assets and the assumed liabilities in exchange for Newco Capital Stock pursuant to the Transaction Agreement, together with the exchange of CytoDyn Capital Stock for Newco Capital Stock pursuant to the Merger, constitute a transfer to a controlled corporation meeting the requirement of section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) except as provided in section 351(b) of the Code and section 357(c) of the Code, no gain or loss will be recognized by Seller.

•	The effectiveness of this registration statement on Form S-4 of which this prospectus is a part.

The obligations of CytoDyn, NewCo and Merger Sub are subject to the following conditions (any of which may be waived by CytoDyn, NewCo or Merger Sub):

•

The representations and warranties made by ProstaGene and Dr. Pestell shall be true and correct on the date of the Transaction Agreement and on the closing date with the same effect as though made on such date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; and ProstaGene and Dr. Pestell shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to the Closing Date; and the Company shall have received a certificate, in a form reasonably satisfactory to the Company, signed on behalf of Seller by an authorized officer of Seller to such effect.

•

All consents from third parties and governmental authorities required to consummate the transactions contemplated by the Transaction Agreement or which, either individually or in the aggregate, if not obtained, would cause an adverse effect on the financial condition or business of ProstaGene shall have been obtained and delivered to CytoDyn.

•

No action, suit or proceeding before any court or any governmental authority or regulatory authority shall have been commenced or threatened, and no investigation by any governmental authority or regulatory authority shall have been commenced or threatened against ProstaGene, the Company, NewCo or Merger Sub, or any of their respective principals, officers or managers, seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

•

ProstaGene shall have provided CytoDyn with a certificate of good standing from the Secretary of State of the State of Delaware dated as of a date no more than five (5) days prior to the closing indicating that there are no franchise taxes due to the State of Delaware.

•	ProstaGene and Dr. Pestell shall have delivered to CytoDyn the Stock Restriction Agreement (as defined below).

•

Dr. Pestell shall have delivered to NewCo executed copies of an Employment Agreement and a Confidential Information, Inventions and Noncompetition Agreement in a form acceptable to CytoDyn and Dr. Pestell shall have accepted his appointment CytoDyn’s and/or NewCo’s board of directors.

•	ProstaGene and Dr. Pestell, as the case may be, shall have executed and delivered to CytoDyn all required ancillary agreements, including an Escrow Agreement.

•	The receipt of an opinion of counsel regarding certain tax matters.

•	The effectiveness of this registration statement on Form S-4 of which this prospectus is a part.

Termination

The Transaction Agreement provides that it may be terminated or abandoned at any time:

•	By mutual written consent of CytoDyn and ProstaGene and Dr. Pestell.

•

By either (i) ProstaGene and Dr. Pestell, or (ii) CytoDyn if (A) such party is not in breach and the other party is in breach of the terms of the Transaction Agreement, or (B) the Transaction Agreement is not consummated on or before the closing date, including extensions or amendments made in accordance with the terms of the Transaction Agreement.

•	Or, in any event, on December 31, 2018 if the Transaction Agreement has not been consummated, unless such date is extended by mutual written consent of the parties to the Transaction Agreement.

Fees and Expenses

If the Transaction Agreement is terminated or abandoned, each party shall bear its own expenses; provided, however, that CytoDyn shall pay all fees and expenses due and payable to ProstaGene’s counsel, Pepper Hamilton LLP, for its representation of ProstaGene in connection with certain patent prosecution activities related to ProstaGene’s business, subject to a maximum (including any fees and expenses paid prior to the date thereof) of $80,000.

Amendments and Waivers

The Transaction Agreement may be amended, modified and supplemented only by written agreement of the parties to the Transaction Agreement.

Governing Law

The Transaction Agreement is governed by the laws of the State of Delaware as to all matters including, but not limited to, matters of validity, construction, effect and performance.

Other Agreements

Stock Restriction Agreement

Pursuant to the Transaction Agreement, of the total 20,844,000 shares of NewCo Common Stock payable to Dr. Pestell in the Acquisition, 8,342,000 shares of NewCo Common Stock (the “Restricted Shares”), will be subject to a Stock Restriction Agreement (the “Stock Restriction Agreement”), restricting transfer of the Restricted Shares for a three-year period from the closing date of the Acquisition. In the event Dr. Pestell’s employment with NewCo is terminated other than by NewCo without Cause (as defined in the Employment Agreement) or by Dr. Pestell for Good Reason (as defined in the Employment Agreement), NewCo will have an option, to repurchase such Restricted Shares from Dr. Pestell at a purchase price of $0.001 per share. The Restricted Shares will vest and be released from the Stock Restriction Agreement in three equal annual installments commencing one year after the closing date of the Acquisition.

Escrow Agreement

On the closing date of the Transactions, NewCo will cause its transfer agent to deliver to the members of ProstaGene stock certificates evidencing an aggregate of 21,600,000 shares of NewCo Common Stock. Further, NewCo shall cause its transfer agent to issue a stock certificate evidencing an aggregate of 5,400,000 shares of NewCo Common Stock (the “Stock Holdback Shares”). The Stock Holdback Shares shall be held by NewCo’s transfer agent pursuant to an escrow agreement (the “Escrow Agreement”) and serve as the sole source of recovery for CytoDyn against any indemnification claims against ProstaGene or Dr. Pestell.

The Escrow Agreement provides for release of the Stock Holdback Shares in three equal installments, on each date that is 6, 12 and 18 months following the closing date of the Acquisition.

Employment Agreement

In connection with the Transactions, Dr. Pestell has agreed to enter into an employment agreement (the “Employment Agreement”) whereby Dr. Pestell will be appointed NewCo’s Chief Medical Officer. The Employment Agreement provides for a three year term of employment, unless terminated by either party pursuant to the terms of the Employment Agreement. The Employment Agreement also provides for, among other things, (i) an annual base salary of $400,000, (ii) a target annual bonus equal to 50% of Dr. Pestell’s base salary, (iii) an annual supplemental bonus in an amount to be determined at the sole discretion of the board of directors of CytoDyn, and (iv) other customary benefits described in the Employment Agreement.

Confidential Information Agreement

In connection with the Transaction Agreement, Dr. Pestell has entered into a Confidential Information, Inventions and Noncompetition Agreement (the “Covenants Agreement”) whereby CytoDyn will have the opportunity to participate, if CytoDyn so chooses, in the development of and license to any inventions or licensable intellectual property created by Dr. Pestell in fulfillment of his duties at outside academic institutions while an employee of CytoDyn, as well as a conflict of interest policy under which CytoDyn will manage Dr. Pestell’s ongoing research activities at outside academic institutions.

Assumption of Certain Pre-existing Contracts with ProstaGene

CytoDyn has previously contracted with ProstaGene to coordinate certain early stage clinical studies with respect to PRO 140. At the effective time of the Transaction Agreement, CytoDyn will assume ProstaGene’s obligations under the contracts entered into by ProstaGene in furtherance of these clinical studies.

BACKGROUND OF THE TRANSACTION

For several years, CytoDyn has considered potential clinical opportunities for PRO 140 beyond HIV, commencing with the initiation of certain studies involving graft versus host disease (“GvHD”) in mid-2014.

In December 2015, Dr. Pestell contacted CytoDyn about the possibility of conducting studies of PRO 140 in metastatic breast and prostate cancer. This was the first interaction between CytoDyn and either Dr. Pestell or ProstaGene, a company Dr. Pestell had founded and of which he was the principal equity holder. Dr. Pestell and CytoDyn commenced discussions regarding potential sponsored research arrangements.

In September 2017, CytoDyn engaged ProstaGene to conduct certain preliminary preclinical studies of PRO 140 as an anti-cancer agent for metastatic breast and prostate cancer. The initial research agreement provided for $78,000 in payments to ProstaGene, payable 50% upon execution of the agreement and 50% upon delivery of the final research report.

In early 2018, CytoDyn and ProstaGene expanded their research relationship, executing an additional agreement for further research to be conducted over a three-year period, at an estimated cost of $390,000 per year.

During this time, the board of directors and management of CytoDyn considered more actively the possibility of expanding CytoDyn’s strategic focus for PRO 140, beyond HIV and GvHD and into other immunologic disorders including cancer. In March 2018, CytoDyn formed a scientific advisory board, including prominent researchers in the fields of microbiology, immunology, pharmacology, transplantation and cancer. Dr. Pestell was invited to join the scientific advisory board and accepted the invitation.

CytoDyn had previously discussed with its financial advisor, Paulson Investment Company (“Paulson”), the possibility of a strategic transaction with ProstaGene. In May 2018, CytoDyn introduced a representative of Paulson to Dr. Pestell and initiated preliminary discussions. In June 2018, CytoDyn publicly announced positive preliminary results in certain studies of PRO 140 in metastatic breast cancer, which had been conducted pursuant to the sponsored research arrangements with ProstaGene described above. Discussions between Paulson and Dr. Pestell progressed.

On June 28, 2018, the board of directors of CytoDyn held a telephonic conference call to consider the possibility of a potential transaction with ProstaGene, in the context of a broader strategic realignment. After considering the relative risks and benefits of the strategy, the board determined that CytoDyn should negotiate the terms of a potential transaction.

During late June and early July 2018, the parties, together with their respective representatives and counsel, negotiated the terms of a proposed term sheet relating to the potential transaction between CytoDyn and ProstaGene.

On July 10, 2018, the board of directors of CytoDyn had another telephonic conference call, in which a representative from Paulson participated and presented an overview of the background of Paulson’s negotiations with Dr. Pestell, and its preliminary assessments of the value of the ProstaGene assets.

On July 12, 2018, following the conclusion of preliminary negotiations among the parties, CytoDyn and ProstaGene executed a non-binding letter of intent regarding a potential acquisition for aggregate consideration of 27,000,000 shares of CytoDyn common stock. The potential acquisition was announced via press release, in the context of the announcement of a broader strategic expansion of the business at CytoDyn.

Between July 12, 2018, and August 22, 2018, CytoDyn and ProstaGene, including representatives of each, engaged in extensive due diligence and negotiations regarding the terms of the potential transaction. The parties evaluated numerous transaction structures, including intellectual property license, ProstaGene corporate conversion, joint venture, asset purchase and holding company reorganization structures. The parties also considered various alternatives to finance potential tax payment obligations of the selling equity holders of ProstaGene.

On August 22, 2018, the board of directors of CytoDyn held a telephonic conference call including management and representatives of CytoDyn involved in the negotiations with ProstaGene. CytoDyn management and its legal representatives presented the results of the extensive due diligence performed regarding the ProstaGene assets. A representative of Paulson presented his views regarding the proposed consideration of 27,000,000 shares of CytoDyn common stock. Following certain discussions, the board of directors of CytoDyn determined to proceed with the proposed acquisition of ProstaGene assets, and to pursue a holding company reorganization structure, which it was anticipated would result in deferred tax treatment for the selling equity holders of ProstaGene.

Between August 22, 2018 and August 27, 2018, the parties worked diligently to finalize the proposed transaction documents.

On August 27, 2018, the board of directors of CytoDyn held a telephonic conference call, during which the final transaction terms, structure and documents were discussed. After consideration of the potential risks and benefits, the board of directors approved the ProstaGene transaction in the form that had been proposed.

On August 27, 2018, the parties executed a definitive transaction document relating to the proposed transaction between CytoDyn and ProstaGene.

CYTODYN’S REASONS FOR THE TRANSACTION

CytoDyn’s board of directors evaluated and approved the Holding Company Reorganization and the Acquisition, including the terms and conditions of the Transaction Agreement.

In the course of reaching its determination, CytoDyn’s board of directors considered numerous substantive factors and potential benefits of the Transactions, each of which the board believed supported its decision. Primarily, CytoDyn’s board of directors believe Dr. Pestell’s and ProstaGene’s successes in prostate cancer diagnostics and therapeutics aimed at blocking cancer metastasis by blocking CCR5 present a unique opportunity to substantially further CytoDyn’s expanded clinical focus of evaluating PRO 140 in certain cancers and immunological indications where CCR5 antagonism have shown initial promise. Further, CytoDyn’s board of directors believes the addition of an industry expert of the caliber of Dr. Pestell as CytoDyn’s Chief Medical Officer will strengthen CytoDyn’s management team and effectively shepherd CytoDyn into its newly expanded area of focus.

Further, CytoDyn’s board of directors considered the fact that the Holding Company Reorganization and the Acquisition are intended to be treated as a tax-free transaction for U.S. federal income tax purposes to CytoDyn and its shareholders and accordingly, a shareholder of CytoDyn will recognize no gain or loss for U.S. federal income tax purposes as a result of the Transactions.

CytoDyn’s board of directors also considered the following risks and other potentially negative factors concerning the Transactions:

•

Achieving the benefits of the proposed transaction with ProstaGene will depend in part on the successful integration of ProstaGene, its intellectual property and the expertise of Dr. Pestell with CytoDyn’s existing operations in a timely and efficient manner. This process may be difficult and unpredictable. If any of these risks materializes, CytoDyn may not realize the expected benefits of the transaction, which could adversely affect CytoDyn’s stock price, future business and financial results.

•

The successful completion and integration of ProstaGene may place a significant burden on NewCo’s management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in NewCo’s clinical trial programs and could otherwise harm its business, financial condition and operating results.

The foregoing discussion summarizes the material factors considered by CytoDyn’s board of directors in its consideration of the Transactions and is not intended to be exhaustive. It also contains statements which are forward looking in nature and should be read in light of the factors set forth in the section entitled “Forward Looking Statements” in this document. In view of the vast variety of factors considered by CytoDyn’s board of directors, and the complexity of these matters, the board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the board may have assigned different weights to various factors. The board approved the Transactions based upon the totality of the information presented to and considered by it.

PROSTAGENE’S REASONS FOR THE TRANSACTION

ProstaGene’s board of managers evaluated and approved the Transactions, including the terms and conditions of the Transaction Agreement.

In the course of reaching its determination, ProstaGene’s board of managers considered numerous substantive factors and potential benefits of the Transactions, each of which the board believed supported its decision to approve the transaction. ProstaGene’s board of managers believes that the shares of NewCo Common Stock issued to ProstaGene’s members as consideration in the Acquisition will allow ProstaGene’s members the opportunity to participate in the potential future value of the combined company, including future potential value from CytoDyn’s product candidate and any in its future product pipeline. Prior to the closing of the Transactions, ProstaGene’s members held illiquid interests in ProstaGene, which were not marketable and imposed significant restrictions upon transfer. As a result of the Transactions, ProstaGene’s members will be in possession of marketable securities which will enable holders to benefit from, and more easily realize, increases in value of the combined company’s assets.

ACCOUNTING TREATMENT OF THE TRANSACTION

We will account for the Transaction as an asset acquisition based on the Accounting Standards Codification Topic 805 , Business Combinations, as amended by Accounting Standards Update 2017-01, Business

Combinations (Topic 805), Clarifying the Definition of a Business. Asset acquisitions are to be accounted for by allocating the cost, including transaction costs, of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

The following is a discussion of the material U.S. federal income tax consequences of the Transactions that may be relevant to U.S. holders (as defined below) of CytoDyn Capital Stock. Subject to the assumptions, qualifications and limitations set forth below, to the extent that this section consists of statements as to matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, this section is the opinion of Lowenstein Sandler. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a CytoDyn Capital Stock that is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect. This discussion assumes that the Transactions will be completed in accordance with the terms of the Transaction Agreement. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Transactions, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses U.S. holders who hold CytoDyn Capital Stock (and will hold NewCo Capital Stock) as capital assets and does not purport to be a complete analysis of all potential tax effects of the Transactions. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Transactions (whether or not such transactions occur in connection with the Transactions), including, without limitation, an exercise of a CytoDyn option or warrant or the acquisition or disposition of shares of CytoDyn common shares other than pursuant to the Transactions. It also does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances or to a U.S. holder subject to special rules, such as:

•

U.S. holders subject to special treatment under U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations);

•	a U.S. holder that holds CytoDyn Capital Stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy;

•	a U.S. holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a U.S. holder that is a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	a U.S. holder that holds CytoDyn Capital Stock through a pass-through entity;

•	a U.S. holder liable for the alternative minimum tax;

•	a U.S. holder who acquired CytoDyn Capital Stock pursuant to the exercise of options or rights or otherwise as compensation or through a tax-qualified retirement plan; or

•	a U.S. holder who actually or constructively owns an interest in ProstaGene (other than any interest in ProstaGene that is currently owned, directly or indirectly, by CytoDyn).

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Transactions. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the Transactions, or the consequences under any proposed Treasury regulations that have not taken effect as of the date of this document. Accordingly, we strongly urge each CytoDyn shareholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the Transactions.

Consequences of Exchange to U.S. Holders

The exchange by U.S. holders of CytoDyn Capital Stock for equivalent NewCo Capital Stock pursuant to the Holding Company Reorganization will be treated as a reorganization within the meaning of Section 368(a) of the Code and, taken together with the NewCo Issuance, an exchange to which Section 351 of the Code applies. A U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon its exchange of CytoDyn Capital Stock for equivalent NewCo Capital Stock. Such holder will have a tax basis in the NewCo Capital Stock received in the Holding Company Reorganization equal to the tax basis of the CytoDyn Capital Stock surrendered therefor. The holding period for NewCo Capital Stock received in the Holding Company Reorganization will include the holding period for the CytoDyn Capital Stock surrendered therefor.

Consequences to CytoDyn and NewCo

Neither CytoDyn nor NewCo will recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of CytoDyn Capital Stock for NewCo Capital Stock pursuant to the Holding Company Reorganization. In addition, no gain or loss will be recognized by CytoDyn or NewCo as a result of the issuance of NewCo Capital Stock.

Information on Transaction to Be Filed with CytoDyn Shareholders’ Returns

U.S. holders that qualify as “significant transferors” and certain U.S. shareholders of foreign corporations that qualify as significant transferors will generally be required to attach statements to their tax returns for the year in which the Transactions are consummated that contain the information listed in Treasury Regulation Section 1.368-3 and Treasury Regulation Section 1.351-3. With respect to a statement required by Treasury Regulation Section 1.368-3, a significant transferor generally includes a person that, immediately before the exchange of CytoDyn Capital Stock for equivalent NewCo Capital Stock, owns at least five percent (by vote or value) of the total outstanding shares of CytoDyn. With respect to a statement required by Treasury Regulation Section 1.351-3, a significant transferor generally includes a person that, immediately after the exchange of CytoDyn Capital Stock for equivalent NewCo Capital Stock, owns at least five percent (by vote or value) of the total outstanding shares of NewCo. The statements must include, among other things, the significant transferor’s tax basis in and the fair market value of the CytoDyn Capital Stock that it exchanges for NewCo Capital Stock.

CERTAIN MARKET INFORMATION WITH RESPECT TO CYTODYN COMMON SHARES

CytoDyn common shares are, and NewCo common shares will be, listed on the OTCQB of the OTC Markets under the trading symbol “CYDY.” The closing sale price of CytoDyn common shares was $0.57 on

November 15, 2018. The closing sale price of CytoDyn common shares was $0.55 on August 27, 2018 (the trading day prior to the public announcement of the Transactions), and $0.59 on August 28, 2018). The following table sets forth, for the periods indicated, the high and low bid price per CytoDyn common share as reported by OTCQB.

	High	Low
Fiscal Year Ended May 31, 2019
First quarter ended August 31, 2018	$0.71	$0.40
Second quarter (through November 15, 2018)	$0.70	$0.51

Fiscal Year Ended May 31, 2018:
First quarter ended August 31, 2017	$0.79	$0.56
Second quarter ended November 30, 2017	$0.70	$0.56
Third quarter ended February 28, 2018	$0.84	$0.52
Fourth quarter ended May 31, 2018	$0.79	$0.45

Fiscal Year Ended May 31, 2017:
First quarter ended August 31, 2016	$1.49	$0.96
Second quarter ended November 30, 2016	$1.08	$0.61
Third quarter ended February 28, 2017	$0.84	$0.66
Fourth quarter ended May 31, 2017	$0.73	$0.46

At November 15, 2018, there were 789 holders of record of CytoDyn common shares.

DIVIDEND POLICIES AND RESTRICTIONS

Holders of common shares are entitled to receive dividends as may be declared from time to time by NewCo’s board of directors. While NewCo has no restrictions to pay dividends, NewCo does not anticipate paying dividends in the foreseeable future. NewCo’s current policy is to retain earnings, if any, for use in operations. Any declaration and payment of cash dividends or repurchases of common shares will be subject to the discretion of the NewCo board of directors and will be dependent upon NewCo’s financial condition, results of operations, cash requirements and future prospects and other factors deemed relevant by the board.

Holders of 92,100 shares of CytoDyn Series B Preferred Stock are entitled to receive, in preference to the common stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of CytoDyn Series B Preferred Stock are converted into common shares, accrued and unpaid dividends will be paid in cash or with common shares. In the event we elect to pay dividends with common shares, the shares issued will be valued at $0.50 per share. As of November 15, 2018, if we declared a dividend and elected pay such dividend in the form of common stock, approximately 407,969 shares of CytoDyn Common Stock would be issued in the form of dividend.

BUSINESS OF PROSTAGENE

General

Dr. Pestell founded ProstaGene, LLC in 2011 to rapidly bring cancer patients the benefits of novel cancer diagnostics and metastasis therapeutics. ProstaGene is developing technology based on patents in the U.S. and Australia issued to Dr. Pestell for targeting CCR5 in cancer. These patented technologies are built on findings by Dr. Pestell and others that CCR5 is a key target for metastasis in many types of cancer. In his research, Dr. Pestell found that nearly half of tumors in more than 2,200 patients with breast cancer showed overexpression of CCR5. Preclinical studies conducted by Dr. Pestell and published in peer-reviewed journals showed that CCR5 inhibitors dramatically blocked prostate cancer metastasis to the bones and brain of immune competent mice and blocked the spread of breast cancer to the lungs.

NO REQUIREMENT FOR APPROVAL OF TRANSACTIONS BY CYTODYN SHAREHOLDERS

We are not asking you for a proxy, and you are requested not to send us a proxy.

CytoDyn shareholder approval is not required to consummate the Acquisition or the Holding Company Reorganization, and therefore CytoDyn shareholders will not vote on or otherwise consent to the Acquisition or the Holding Company Reorganization. CytoDyn shareholders will not have dissenters’ or appraisal rights with respect to any matter in connection with the Acquisition or the Holding Company Reorganization.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of CytoDyn Common Stock as of November 15, 2018, by (i) each person or entity who is known by the Company to own beneficially more than 5 percent of the outstanding shares of CytoDyn Common Stock, (ii) each director and director nominee, (iii) each of executive officer, and (iv) all current directors and executive officers as a group.

	Shares of CytoDyn Common Stock owned prior to the Transactions			Shares of NewCo Common Stock owned after the Transactions
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Total (3)	Amount and Nature of Beneficial Ownership		Percent of Class (13)
Directors and Executive Officers:
Carl C. Dockery	9,648,631	(4)	3.7%	9,648,631		3.3%
Jordan G. Naydenov	6,250,887	(5)	2.4%	6,250,887		2.2%
Anthony D. Caracciolo	6,101,348	(6)	2.3%	6,101,348		2.1%
Nader Z. Pourhassan	3,208,734	(7)	1.2%	3,208,734		1.1%
Scott A. Kelly, M.D.	2,676,336	(8)	1.0%	2,676,336		*
Michael A. Klump	10,215,342	(9)	3.9%	10,215,342		3.5%
Michael D. Mulholland	1,337,126	(10)	*	1,337,126		*
Gregory A. Gould	679,838	(11)	*	679,838		*
Richard G. Pestell, Ph.D.	—		—	16,684,000	(12)	5.8%
All Current Directors and Executive Officers as a Group (9 persons)	40,118,242		14.5%	56,802,242		18.7%

*	Represents ownership of less than 1%.
(1)	Unless otherwise indicated, the business address of each current director and executive officer is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660.
(2)

Beneficial ownership includes shares of CytoDyn Common Stock as to which a person or group has sole or shared voting power or investment power. Shares of CytoDyn Common Stock subject to stock options and warrants that are exercisable currently or within 60 days of November 15, 2018, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such stock options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

(3)	Percentages are based on 260,571,949 shares of CytoDyn Common Stock outstanding as of November 15, 2018.
(4)

Includes: (i) 230,769 shares of Common Stock directly held by Alpha Ventures Capital Fund, L.P.; (ii) 7,347,326 shares of Common Stock directly held by Alpha Ventures Capital Partners, L.P.; (iii) warrants held by Alpha Ventures Capital Partners, L.P. that are exercisable for 1,425,000 shares of Common Stock; and (iv) 645,536 shares of Common Stock subject to stock options held by Mr. Dockery. As the manager of the general partner of Alpha Venture Capital Partners, L.P., Mr. Dockery has voting and dispositive power over the shares directly held by Alpha Venture Capital Partners, L.P. and Alpha Venture Capital Fund, L.P.

(5)	Includes: (i) 5,304,490 shares of Common Stock directly held by Mr. Naydenov; (ii) warrants covering 450,000 shares of Common Stock; and (iii) 496,397 shares of Common Stock subject to stock options.

(6)

Includes: (i) 62,136 shares of Common Stock directly held by Mr. Caracciolo; (ii) 26,000 shares of Common Stock held by spouse; (iii) 2,093,972 shares of Common Stock held by a trust in which Mr. Caracciolo is the trustee; (iv) 200,000 shares of Common Stock held by a limited liability company, of which Mr. Caracciolo is a member; (v) warrants covering 2,000,000 shares of Common Stock held by a trust in which Mr. Caracciolo is the trustee; (vi) a warrant covering 200,000 shares of Common Stock held by the limited liability company; and (vii) 1,519,240 shares of Common Stock subject to stock options. Excludes 450,000 shares of Common Stock subject to stock options that vest depending on the achievement of certain strategic milestones specified by the Board and in the relevant award agreement.

(7)

Includes: (i) 177,189 shares of Common Stock directly held by Dr. Pourhassan, of which 15,750 shares of Common Stock held by his spouse; and (ii) 3,031,545 shares of Common Stock subject to stock options held by Dr. Pourhassan. Excludes 477,000 shares of Common Stock subject to stock options that vest depending on the achievement of certain strategic milestones specified by the Board and in the relevant award agreements and excludes, among other unvested stock options, an option granted on June 8, 2018 covering 350,000 shares of Common Stock, which does not commence vesting until June 1, 2019 and an option granted on November 8, 2018 covering 500,000 which will vest on April 8, 2019.

(8)

Includes: (i) 1,243,170 shares of Common Stock directly held by Dr. Kelly; (ii) 691,208 shares of Common Stock held by his spouse; (iii) 46,160 shares of Common Stock held as custodian for his children; (iv) a warrant covering 50,000 shares of Common Stock; (v) a warrant covering 166,666 shares of Common Stock held by his spouse; and (vi) 479,132 shares of Common Stock subject to stock options.

(9)

Includes: (i) 7,034,520 shares of Common Stock held by a limited liability company in which Mr. Klump is managing partner; (ii) warrants covering 2,933,333 shares of Common Stock held by the limited liability company; (iii) a warrant covering 125,000 shares of Common Stock directly held; (iv) a warrant covering 66,667 shares of Common Stock held as custodian for his children; and (v) 55,822 shares of Common Stock subject to stock options.

(10)

Includes: (i) 73,626 shares of Common Stock directly held by Mr. Mulholland; (ii) 13,500 shares of Common Stock held in a retirement portfolio; and (iii) 1,250,000 shares of Common Stock subject to stock options. Excludes 250,000 shares of Common Stock subject to options that vest depending on the achievement of certain strategic milestones specified by the Board in the relevant award agreement and excludes, among other unvested stock options, an option granted on June 8, 2018 covering 350,000 shares of Common Stock, which does not commence vesting until June 1, 2019.

(11)	Includes: (i) 19,176 shares of Common Stock directly held by Mr. Gould; and (ii) 660,662 shares of Common Stock subject to stock options.
(12)

Includes: (i) 8,342,000 shares of Common Stock to be directly held by Dr. Pestell upon the closing of the Transactions, and (ii) 8,342,000 shares of Common Stock to be directly held by Dr. Pestell upon the closing of the Transactions, subject to ratable repurchase by the Company if annual vesting periods over three years are not earned pursuant to his employment agreement. Excludes 4,170,960 shares of Common Stock held in escrow, to be released ratably over eighteen months following the closing of the Transactions, at six month intervals. Excludes 350,000 shares of Common Stock subject to stock options that vest in three annual installments beginning one year from the closing date of the Transactions.

(13)	Percentages are based on 287,571,949 shares of NewCo Common Stock outstanding immediately following the closing of the Transactions.

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers of CytoDyn

Nader Z. Pourhassan, Ph.D. Dr. Pourhassan was appointed President and Chief Executive Officer of the Company in December 2012, following his service as interim President and Chief Executive Officer for the preceding three months. On September 24, 2012, the Board appointed Dr. Pourhassan as a director. Dr. Pourhassan was employed by the Company as the Company’s Chief Operating Officer from May 2008 until June 30, 2011, at which time Dr. Pourhassan accepted a position as Managing Director of Business Development. Before joining the Company, Dr. Pourhassan was an instructor of college-level engineering at The

Center for Advanced Learning, a charter school in Gresham, Oregon, from June 2005 through December 2007. Dr. Pourhassan immigrated to the United States in 1977 and became a U.S. citizen in 1991. He received his B.S. degree from Utah State University in 1985, his M.S. degree from Brigham Young University in 1990 and his Ph.D. from the University of Utah in 1998, in each case in Mechanical Engineering. Dr. Pourhassan brings to the Board his deep knowledge of the Company’s operations and industry. He also contributes his business, leadership and management experience.

Michael D. Mulholland. Mr. Mulholland was appointed Chief Financial Officer, Treasurer, and Corporate Secretary on December 13, 2012. Mr. Mulholland provides CytoDyn with more than 30 years of senior level financial leadership for public companies in the business services, retail and manufacturing industries. His broad experience includes strategic planning, corporate finance, including raising debt and equity capital, acquisitions, corporate restructurings, SEC reporting, risk management, investor relations and corporate governance matters. Mr. Mulholland has also collaborated with a leading European scientific inventor and IP counsel in connection with the evaluation of the patentability of certain biological compounds for potential applications to improve human health and the preparation of the related patent filings. From 2011 to 2012, he served as Chief Financial Officer of Nautilus, Inc., a NYSE-listed developer and marketer of fitness equipment. He previously was Co-Chief Financial Officer of Corporation Management Advisors, Inc., a private holding company of various businesses and investments, including a majority interest in a publicly held manufacturing company, from 2010 to 2011; Vice President of Finance of Gevity HR, Inc., a former Nasdaq-listed professional employer organization, from 2008 to 2009; Chief Financial Officer and Secretary of Barrett Business Services, Inc., a Nasdaq-listed business services firm, from 1994 to 2008; and Executive Vice President, Chief Financial Officer and Secretary of Sprouse-Reitz Stores Inc., a former publicly held retail company, from 1988 to 1994. He began his career with Deloitte & Touche LLP. Mr. Mulholland received a B.S. degree in accounting and a M.B.A. in finance from the University of Oregon. He is a certified public accountant.

Directors of CytoDyn

Anthony D. Caracciolo. Mr. Caracciolo was appointed Executive Chairman of the Company in January 2017 and has served as Chairman of the Board since June 2013. From January 2017 until July 2018, Mr. Caracciolo served as Executive Chairman. Mr. Caracciolo recently resigned his role as Executive Chairman of the Company, but continues to serve as the Board’s Non-Executive Chairman. In December 2011, the Board appointed Mr. Caracciolo as a director. Mr. Caracciolo has over 30 years of experience in the pharmaceutical sciences industry. He was formerly employed at Gilead Sciences, Inc. (“Gilead”), a publicly held, research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need, from 1997 until retiring in October 2010. During his tenure, Mr. Caracciolo served as Senior Vice President, Manufacturing and Operations and was a senior member of Gilead’s executive committee, which was responsible for the strategic and operational direction of Gilead. While at Gilead, Mr. Caracciolo was responsible for directing operational and strategic initiatives for two manufacturing sites, development of a portfolio of contract manufacturing organizations, production of over 50 percent of Gilead’s commercial products, information technology, compliance assurance associated with aseptic processing, product development, optimization, technology transfers, and supervision of over 600 employees at six global locations. Prior to Gilead, Mr. Caracciolo was Vice President of Operations for Bausch and Lomb’s pharmaceutical division. Before joining Bausch and Lomb, he held various management positions at Sterling Drug for over 13 years. Mr. Caracciolo received a B.S. degree in Pharmaceutical Science from St. John’s University in 1978. Mr. Caracciolo brings to the Board an understanding of the Company’s operational issues and extensive experience in management and the biotech industry.

Carl C. Dockery. Mr. Dockery has been a director since September 2014 and is also Chair of the Nominating and Governance Committee. Mr. Dockery is a financial executive with years of experience in the insurance and reinsurance industry and more recently in 2006 as the founder and president of a registered investment advisory firm, Alpha Advisors, LLC. Mr. Dockery is an active investor in various healthcare and early-stage companies through Alpha Ventures, the venture capital affiliate of Alpha Advisors. Mr. Dockery’s

20-year career as an insurance executive began in 1988 as an officer and director of two related and closely held insurance companies, including serving as secretary of Crossroads Insurance Co. Ltd. of Bermuda and as vice president of Gulf Insurance Co. Ltd. of Grand Cayman. Familiar with the London reinsurance market, in the 1990s, Mr. Dockery worked at Lloyd’s and the London Underwriting Centre brokering various types of reinsurance placements. In April 2016, Mr. Dockery became a director of Aytu BioScience, Inc., a publicly traded specialty pharmaceutical company focused on the commercialization of novel products in the field of urology. Mr. Dockery graduated from Southeastern University with a B.A. in Humanities. Mr. Dockery’s background in finance and understanding of the capital markets is an asset to the Company.

Gregory A. Gould. Mr. Gould currently serves as Chair of the Audit Committee and previously served as the Company’s Chairman of the Board from July 2012 until June 2013. He has been a director since March 2006. Mr. Gould has held senior management positions in the life sciences industry for over 20 years. He currently serves as the Chief Financial Officer of Evolve Biologics, a subsidiary of Therapure BioPharma, Inc., since November 2017. Mr. Gould previously served as Chief Financial Officer, Treasurer and Secretary of Aytu BioScience, Inc. from April 2015 until November 2017, and he was also the Chief Financial Officer, Secretary and Treasurer of Ampio Pharmaceuticals, Inc. from June 2014 until June 2017. Aytu and Ampio are publicly traded biopharmaceutical companies that were owned by similar investment groups for a period of time. Prior to joining Ampio Pharmaceuticals in June 2014, he provided financial and operational consulting services to the biotech industry through his consulting company, Gould, LLC. Mr. Gould was Chief Financial Officer, Treasurer and Secretary of SeraCare Life Sciences from November 2006 until the company was sold to Linden Capital Partners in April 2012. During the period from July 2011 until April 2012, Mr. Gould also served as the Interim President and Chief Executive Officer of SeraCare. Mr. Gould has held several other executive positions at publicly traded life sciences companies including the Chief Financial Officer role at Atrix Laboratories, Inc., an emerging specialty pharmaceutical company focused on advanced drug delivery. During Mr. Gould’s tenure at Atrix, he was involved in the negotiation and sale of the company to QLT, Inc. for over $855 million. He also played a critical role in the management of several licensing agreements including the global licensing agreement with Sanofi-Synthelabo of the Eligard® product line. Mr. Gould was the Chief Financial Officer at Colorado MedTech, Inc., a publicly traded medical device design and manufacturing company, where he negotiated the transaction to sell the company to KRG Capital Partners. Mr. Gould began his career as an auditor with Arthur Andersen, LLP. Mr. Gould graduated from the University of Colorado with a B.S. in Business Administration and is a Certified Public Accountant. He brings biotech and public company M&A experience, as well as financial expertise, to the Board through his professional experience.

Scott A. Kelly, M.D. Dr. Kelly has been a director since April 2017. Dr. Kelly is a practicing physician and writer and is board certified in Physical Medicine and Rehabilitation. Dr. Kelly has served at Atlanta-based Resurgens Orthopaedics since 2002, including as Director of the Safety Council since 2013 and as Medical Director of the Resurgens Orthopaedics’ Spine Center since 2007. Dr. Kelly is a fellow of the American Board of Physical Medicine and Rehabilitation and a diplomate of the American Academy of Physical Medicine and Rehabilitation. Dr. Kelly also is a member of the Spine Intervention Society, Georgia Society of Interventional Spine Physicians, and American Academy of Physical Medicine and Rehabilitation. Dr. Kelly has received numerous honors including being named as America’s Best Physicians in 2016 and 2017 by The National Consumer Advisory Board, “Top Doctor” in 2015, 2016 and 2017 by Castle Connolly, and “Top Doctor” by Atlanta Magazine in 2016. Dr. Kelly is the author of What I’ve Learned from You: The Lessons of Life Taught to a Doctor by His Patients. Dr. Kelly received his B.A. in Psychology from Emory University, his medical doctorate from Medical College of Georgia and completed his medical residency at Emory University. Dr. Kelly brings extensive patient treatment and a deep knowledge of life sciences to the Board.

Michael A. Klump. Mr. Klump was appointed to the Board in August 2018. Mr. Klump has nearly 30 years of financial experience and has been actively involved in formulating and executing strategic financial plans. He founded Argonne Capital Group, LLC (“Argonne”), a closely-held private investment firm, in 2003. Since inception, Argonne has invested over $750 million of equity in public and private companies spanning multiple industries. In all instances, Argonne looks for opportunities where the firm can leverage its management infrastructure and capabilities to help its portfolio companies with a variety of initiatives, including strategic planning, acquisitions and capital raising. Mr. Klump received a Bachelor of Arts from the University of Colorado in 1987. Mr. Klump brings public company M&A experience, as well as financial expertise, to the Board through his professional experience.

Jordan G. Naydenov. Mr. Naydenov has been a director since June 2009. Since 2001, he has served as Vice President and a director of Milara, Inc., which is a provider of stencil and screen printing systems, and since 2006 he has served as Treasurer of Milara, Inc., and a director of Milara International. Milara Inc. and Milara International are leading providers of stencil printing systems for the surface mount and semiconductor industries, as well as wafer handling robotics and automation. Mr. Naydenov brings leadership skills and significant management experience to the Board.

Executive Officers and Directors of NewCo

The current directors of NewCo are Messrs. Pourhassan and Mulholland. The directors and officers of NewCo immediately after the Holding Company Reorganization will be the same as the directors and officers of CytoDyn immediately prior to closing of the Transactions, except that Mr. Pestell will be employed as NewCo’s Chief Medical Officer, which is an executive officer position, and the NewCo board of directors will be increased by one, and NewCo will appoint Dr. Pestell to NewCo’s board of directors. See the section entitled “Terms of the Transaction—Terms of the Transaction Agreement—Board Representation Following the Closing” in this document for more information.

Richard G. Pestell, M.D., Ph.D.—Director and Chief Medical Officer of NewCo commencing upon the consummation of the Transaction. Dr. Pestell has received significant national and international awards for both clinical care and cancer research. He has directed two National Cancer Institute (NCI)-Designated Cancer Centers, and has served on the advisory board of seven NCI cancer centers and several international research centers. Dr. Pestell will continue to serve as President of the Pennsylvania Cancer and Regenerative Medicine Research Center, part of the Baruch S. Blumberg Institute, a position he has held since January 2017. From 2005 to December 2016, he held several positions at Thomas Jefferson University in Philadelphia, including Director of the Sidney Kimmel Cancer Center, Executive Vice President, Special Advisor to President for Innovation and Professor with tenure. He previously served as Chairman of the Department of Oncology, Director of the Lombardi Comprehensive Cancer Center and tenured Professor at Georgetown University in Washington, D.C. Dr. Pestell received his M.B.B.S. from the University of Western Australia, his M.D. and Ph.D. from the University of Melbourne and completed postdoctoral clinical and research fellowships at the Massachusetts General Hospital and Harvard Medical School. He received his Executive MBA from the Stern School of Business of New York University.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material provisions of NewCo’s certificate of incorporation and bylaws (each as will be in effect upon the consummation of the Transactions) and specified provisions of Delaware law, in each case to the extent that they relate to NewCo Capital Stock. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the certificate of incorporation, the bylaws and Delaware law. These documents may be amended from time to time. The amended and restated certificate of incorporation and the amended and restated bylaws have been filed as exhibits to this registration statement of which this prospectus is a part. You should read each of these documents because they, not this description, define your rights as shareholders.

General

NewCo’s current Certificate of Incorporation is attached to this prospectus as Exhibit 3.1. Pursuant to Section 251(g) of the Delaware General Corporation Law (the “DGCL”), immediately prior to the effective time of the Merger, NewCo will file an amended and restated Certificate of Incorporation (the “Amended and Restated NewCo Certificate of Incorporation”), in substantially the form as attached as Exhibit 3.2 to this prospectus. The NewCo Amended and Restated Certificate of Incorporation will be identical to that of CytoDyn’s Certificate of Incorporation on file immediately prior the effective time of the Merger. The below information describes the material terms of NewCo’s authorized capital stock as it will be immediately following the closing of the Holding Company Reorganization.

CytoDyn’s Certificate of Incorporation authorizes CytoDyn to issue (and, immediately following the closing of the Holding Company Reorganization, NewCo’s Certificate of Incorporation will authorize NewCo to issue) up to 600,000,000 shares of common stock, par value $0.001 per share, and up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 400,000 of which have been designated as Series B Convertible Preferred, and 4,600,000 of which remain undesignated.

Common Stock

Pursuant to the Amended and Restated NewCo Certificate of Incorporation, each share of NewCo Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by NewCo’s Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent. As more fully described in our Certificate of Incorporation, holders of our common stock are not entitled to vote on certain amendments to the Certificate of Incorporation related solely to our preferred stock.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of NewCo Common Stock are fully paid and non-assessable. Holders of common stock do not have preemptive rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the Amended and Restated NewCo Certificate of Incorporation, NewCo’s Board of Directors has the authority, within the limitations and restrictions prescribed by law and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series, by delivering an appropriate certificate of amendment to our certificate of incorporation to the Delaware Secretary of State pursuant to the DGCL. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock.

NewCo Series B Preferred Stock

Pursuant to the Amended and Restated NewCo Certificate of Incorporation, each outstanding share of NewCo Series B Preferred Stock is entitled to receive, in preference to the NewCo Common Stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of NewCo Series B Preferred Stock are converted into common stock, accrued and unpaid dividends will be paid in cash or with shares of common stock. In the event we elect to pay dividends with shares of common stock, the shares issued will be valued at $0.50 per share. NewCo Series B Preferred Stock does not have any voting rights. In the event of liquidation, each share of NewCo Series B Preferred Stock is entitled to receive, in preference to the common stock, a liquidation payment equal to $5.00 per share plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the NewCo Series B Preferred Stock.

Each share of NewCo Series B Preferred Stock may be converted into ten fully paid shares of common stock at the option of a holder as long as NewCo has sufficient authorized and unissued shares of common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization.

Warrants

As of November 15, 2018, CytoDyn had issued and outstanding warrants to purchase up to 138,537,363 shares of NewCo Common Stock, exercisable at prices ranging from $0.50 per share to $1.35 per share, which will be converted into equivalent NewCo Warrants upon the closing of the Holding Company Reorganization.

Each NewCo Warrant may entitle the holder to purchase for cash, or, in limited circumstances, by effecting a cashless exercise for, the number of shares of common stock at exercise prices set forth in the warrant agreement for the applicable series of warrants. After the expiration date set forth in the applicable warrant agreement. After that period, unexercised warrants will be void. Warrants may be exercised in the manner described in the applicable warrant agreement.

Unless the applicable warrant agreement relating to any series of warrants expressly provides otherwise, in no event will we be required to “net cash” settle any warrant exercise.

A holder of a warrant will not have any of the rights of a holder of our common or preferred stock before the stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with shares of our common or preferred stock which may be purchased when the warrant is exercised.

As of November 15, 2018, there were warrants outstanding to purchase up to 138,902,363 shares of common stock, with a weighted average exercise price of $0.77 per share.

Stock Options

As of November 15, 2018, there were options outstanding to purchase up to 14,527,513 shares of common stock, with a weighted average exercise price of $0.78 per share.

Anti-takeover Provisions in the Certificate of Incorporation and Bylaws

NewCo’s board of directors is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the stockholders may only be called by NewCo’s board of directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors. Stockholders may not take action by written consent.

The stockholders may, at a special stockholders meeting called for the purpose of removing directors, remove the entire board of directors or any lesser number, but only with cause, by a majority vote of the shares entitled to vote at an election of directors.

Statutory Provisions Regarding Business Combinations

NewCo is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for three years following the date such person became an interested stockholder, unless:

•

prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 203 defines a “business combination” to generally include:

•	any merger or consolidation involving the corporation and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

•

any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

In connection with the Transactions, ProstaGene, Dr. Pestell, the Transaction Agreement and the Transactions were exempted from the restrictions of Section 203.

WHERE YOU CAN FIND MORE INFORMATION

CytoDyn files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like CytoDyn, that make electronic filings with the SEC. The address of that site is www.sec.gov.

CytoDyn filed a registration statement on Form S-4 to register with the SEC the NewCo Capital Stock to be issued to CytoDyn shareholders in exchange for their CytoDyn common shares in connection with the Holding Company Reorganization. This document is a part of that registration statement and constitutes a prospectus of NewCo. In addition, certain filings made by CytoDyn with the SEC are exhibits to this document.

You may also find more information by visiting the CytoDyn website at www.cytodyn.com. No information provided on this website is incorporated into this document or registration statement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K and 10-K/A and the effectiveness of the Company’s internal control over financial reporting have been audited by Warren Averett, LLC, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this document. Information in this document supersedes information incorporated by reference that CytoDyn filed with the SEC prior to the date of this document, while information that CytoDyn or NewCo files later with the SEC will automatically update and supersede this information. Any future filings CytoDyn or NewCo make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering under this document (other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act), including any such reports filed after the date of this registration statement and prior to effectiveness, are incorporated herein by reference, as are the following documents filed with the SEC prior to the date of this document:

•	Our Annual Report on Form 10-K for the fiscal year ended May 31, 2018 filed with the SEC on July 27, 2018, as amended on September 28, 2018;

•	Our Quarterly Report on Form 10-Q for the fiscal period ended August 31, 2018 filed with the SEC on October 19, 2018;

•

Our Current Reports on Form 8-K filed with the SEC on August 13, 2018, August 23, 2018, August 28, 2018, August 31, 2018 (as amended), September 4, 2018, September 12, 2018, September 20, 2018, October 4, 2018, October 12, 2018, October 18, 2018, November 5, 2018 and November 8, 2018;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on October 15, 2018; and

•

The description of our common stock contained in our Registration Statement on Form 10-SB, filed on July 11, 2002, including any amendments thereto or reports filed for the purposes of updating this description (including the Form 8-K filed with the SEC on September 1, 2015, including Exhibit 99.1 thereto).

A copy of the Transaction Agreement was filed as an exhibit to the registration statement of which this prospectus is a part. See “Terms of the Transaction” above.

LEGAL MATTERS

Lowenstein Sandler LLP, counsel to CytoDyn, will pass on the validity of the NewCo Capital Stock to be issued to CytoDyn shareholders in exchange for their CytoDyn Capital Stock and will pass upon certain federal income tax consequences of the Transaction.